Lianhe Sowell International Group Ltd

April 6, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C., 20549

Attention:	Brittany Ebbertt
Kathleen Collins

Re:	Lianhe Sowell International Group Ltd
Form 20-F for the Year Ended March 31, 2025
File No. 001-42579

Ladies and Gentlemen:

This letter is in response to the letter dated March 23, 2026, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Lianhe Sowell International Group Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Form 20-F (the “Amended Registration Statement”) is being filed to accompany this letter.

Form 20-F for the Year Ended March 31, 2025

Introduction, page ii

1.	Your definition of China and PRC excludes Macau, Taiwan and Hong Kong for purposes of this Annual Report. Please revise to remove the exclusion of Macau, Taiwan and Hong Kong from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Macau, Taiwan and Hong Kong. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Macau, Taiwan and Hong Kong differs from PRC law and describe any risks and consequences to the company associated with those laws. In your response, please provide us with the revised disclosures that you intend to include in your March 31, 2026 Form 20-F.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company proposes to revise the definition of “China” or “PRC” in the Form 20-F in future filings as follows, with the removed disclosure crossed out for ease of reference:

Page 1 of the Form 20-F.

“China” and “PRC” refer to the People’s Republic of China ~~excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong~~;

The Company also proposes to further supplement the risk factors section by inserting the below disclosure to clarify that risks associated with operations in mainland China also apply to Hong Kong, with the added disclosure underlined for ease of reference:

Page 2 of the Form 20-F.

Risks Related to Doing Business in China

We are based in China and have substantially all of our operations in China. Although our subsidiary in Hong Kong currently does not carry out any substantial operations other than being the holding company of a PRC subsidiary, if in the future our Hong Kong subsidiary begins to conduct substantial operations or hold any assets, there is no guarantee that legal and operational risks associated with being based in and having operations in mainland China will not apply to our operations or assets in Hong Kong in light of the PRC government’s recent expansion of authority in Hong Kong.

Page 25 of the Form 20-F.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management.

Other than our independent director, Mr. Yong Ling, all of our directors and officers are nationals or residents of countries other than the United States whose assets are all located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not nationals or residents of the United States, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Specifically, regarding judgment enforcement in mainland China, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocal arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest of the PRC. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

In addition, there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We may rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Shenzhen Sowell is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to enterprises outside of mainland China unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the enterprises outside of mainland China are incorporated.

With respect to our Hong Kong entity, although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our cash demand.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, we may primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entity (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

Risk Factors

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable..., page 13

2.	We note you have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Please revise this risk factor to disclose that, as a result of such election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we will add the disclosure to this risk factor as follows:

“ … In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same, new or revised accounting standards as other public companies that are not emerging growth companies. As a result of our election to be an emerging growth company, our financial statements may not be comparable to companies that comply with public company effective dates.”

[Signature Page Follows]

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/ Yue Zhu
Yue Zhu
Chief Executive Officer

cc:	Anna Wang, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]

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